UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                             February 28, 2020

  Via E-Mail
  Peter X. Huang, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP
  30/F, China World Office 2
  No. 1, Jian Guo Men Wai Avenue
  Beijing 100004, China

          Re:     Changyou.com Limited
                  Schedule 13E-3
                  Filed by Changyou.com Limited, Sohu.com Limited, Sohu.com
(Game)
                      Limited and Changyou Merger Co. Limited
                  Filed on February 19, 2020
                  File No. 5-84817

  Dear Mr. Huang:

          We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

         Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

  Schedule 13E-3

  Special Factors, page 20

      1. Disclosure on pages 24 and 25 indicates that "the Changyou Board adopted resolutions wherein the Changyou Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions relating thereto." Please provide the disclosure required by Item 8 of Schedule 13E-3 and Item 1014(a) of
         Regulation M-A.
 Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 28, 2020
Page 2

Reasons for the Merger and Position of the Special Committee and the Changyou Board, page 25

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
        13, 1981). Please revise this section to either include the factors described in clauses (iv),
        (vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in
Item 1014(c) was
        not considered, please explain why the Changyou Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

Position of the Buyer Group as to the Fairness of the Merger, page 27

3. Refer to the preceding comment. Please revise this section to either include the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Certain Financial Projections, page 29

4.      Disclosure in the third paragraph on page 29 indicates that "[t]he
Management
        Projections were prepared by the Company's management in December 2019, based on certain assumptions that management then believed to be potentially achievable... reflect assumptions as of their respective time of preparation as to certain business decisions...[and] are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions..." Please revise to disclose these assumptions in greater detail.

Opinion of the Special Committee's Financial Advisor, page 30

5. Refer to the disclosure in the fourth paragraph on page 32 indicating that "Houlihan
        Lokey's opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee's evaluation of the Merger, and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please also refer to similar language contained in Houlihan Lokey's opinion. Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of their materials in the filing.

Miscellaneous, page 35

     6. Please revise this section to quantify any compensation received in the past two years, or to be received, by Houlihan Lokey and its affiliates as a result of its relationship with
        Changyou's affiliates , including the Buyer Group. Refer to Item 9 of
Schedule 13E-3
        and Item 1015(b)(4) of Regulation M-A
 Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 28, 2020
Page 3

                                            *       *      *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions